UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Blueprint Medicines Corporation

(Name of Subject Company)

Blueprint Medicines Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

09627Y109

(CUSIP Number of Class of Securities)

Kathryn Haviland

President and Chief Executive Officer

Blueprint Medicines Corporation

45 Sidney Street

Cambridge, Massachusetts 02139

(617) 374-7580

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

James Ding, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Blueprint Medicines Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 17, 2025 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Rothko Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), to purchase any and all of the issued and outstanding Shares of the Company for (i) $129.00 per Share in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, plus (ii) one (1) non-transferable contractual contingent value right per Share, representing the right to receive contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest, upon the achievement of specified milestones on or prior to the expiration of the applicable milestone period set forth in the Contingent Value Rights Agreement described in further detail in the Schedule 14D-9, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Aventis Inc., a Pennsylvania corporation and wholly owned subsidiary of Parent and direct parent of Purchaser, and Purchaser with the SEC on June 17, 2025. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

This Amendment is being filed to reflect certain amendments and updates to Item 8 of the Schedule 14D-9 as reflected below, which should be read in conjunction with the Schedule 14D-9. In addition, solely to avoid the risk that the Merger Actions or the Demands (each as defined below) may delay or otherwise adversely affect the Transactions and to minimize the expense of defending against the Merger Actions and the Demands, the Company wishes to voluntarily make certain supplemental disclosures related to the proposed Transactions in Item 4 of the Schedule 14D-9 as reflected below, which should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures in Item 4 of the Schedule 14D-9 shall be deemed an admission of the legal necessity or materiality under applicable laws of any such disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Merger Actions and the Demands that any additional disclosure was or is required or is material.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. Except to the extent specifically amended or supplemented as provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By adding the bold and underlined text to the second full paragraph on page 47 under the section entitled “Item 4. The Solicitation or Recommendation — Opinions of the Financial Advisors to the Company Board – Opinion of Centerview Partners LLC — Summary of Centerview Financial Analyses — Discounted Cash Flow Analysis”:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value, as of June 30, 2025, using discount rates ranging from 11.0% to 13.0% (based on Centerview’s analysis of Blueprint’s weighted average cost of capital using its professional judgment and experience and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Blueprint over the period beginning on July 1, 2025 and ending on December 31, 2045, utilized by Centerview based on the May 2025 Projections, (ii) an implied terminal value of Blueprint, calculated by Centerview, by assuming, as directed by Blueprint’s management, that Blueprint’s unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 80% year-over-year (with the exception of early-stage pipeline / discovery and corporate / overhead cash flows, for which a 2% perpetuity growth rate was assumed) and (iii) tax savings from usage of Blueprint’s federal net operating losses and federal research and development tax credits of $1.1 billion as of December 31, 2024 and Blueprint’s future losses, as set forth in the May 2025 Projections, and (b) adding to the foregoing results Blueprint’s estimated net cash of $259 million as of June 30, 2025, provided by the management of Blueprint, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding shares of Blueprint common stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units) as of May 30, 2025 and as set forth in the Internal Data. This resulted in an implied per share equity value range for the shares of Blueprint common stock of approximately $115.80 to $148.50, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $130.99 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and CVR Agreement.”

2.

By adding the bold and underlined text to the section on page 47 entitled “Item 4. The Solicitation or Recommendation — Opinions of the Financial Advisors to the Company Board – Opinion of Centerview Partners LLC — Summary of Centerview Financial Analyses — Other Factors”:

“Centerview noted for the Company Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the shares of Blueprint common stock during the 52-week period ended May 30, 2025 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for Blueprint during such period of $79.22 to $120.50 per Share.

•

Analyst Price Targets Analysis. Centerview reviewed stock price targets for the shares of Blueprint common stock in 21 Wall Street research analyst reports publicly available as of May 30, 2025 (the last trading day before the public announcement of the Transactions), which indicated low and high stock price targets for Blueprint ranging from $83.00 to $167.00 per Share and a median price target of $130.00 per share.

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies for which premium data were available, including certain of the selected transactions set forth above in the section captioned “— Selected Precedent Transactions Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding contingent payments) to the closing price of the target company’s common stock on the trading day prior to the announcement of the transaction, or the last day prior to the date on which the trading price of the target company’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premium reference range of 35% to 85% to Blueprint’s closing stock price on May 30, 2025 of approximately $101.35, which resulted in an implied price range of approximately $136.80 to $187.50 per Share, rounded to the nearest $0.05.”

3.

By adding the bold and underlined text to the second full paragraph on page 54 under the section entitled “Item 4. The Solicitation or Recommendation — Opinions of the Financial Advisors to the Company Board – Opinion of Jefferies LLC — Financial Analyses”:

“Jefferies performed a discounted cash flow analysis of Blueprint by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Blueprint was forecasted to generate during calendar years ending December 31, 2025 through December 31, 2045, based on the May 2025 Projections (inclusive of Blueprint’s net operating loss carryforwards and R&D tax credits). The implied terminal value of Blueprint was derived by assuming, as directed by Blueprint’s management, that Blueprint’s unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 80% year-over-year (with the exception of cash flows related to early-stage platform and associated costs, for which a 2% perpetuity growth rate was assumed). The present values (as of June 30, 2025) of the cash flows and terminal values were then calculated using a selected discount rate range of 11.25% to 13.25% (based on Jefferies’ estimate of the Company’s weighted average cost of capital using its professional judgment and experience). This analysis indicated the following approximate implied per Share equity value reference range for Blueprint, as compared to the Implied Consideration:

Implied Per Share Equity Value Reference Range	Implied Consideration
$112.50 – $143.65	$130.98 "

4.

By adding the bold and underlined text to the section on page 54 entitled “Item 4. The Solicitation or Recommendation — Opinions of the Financial Advisors to the Company Board – Opinion of Jefferies LLC — Financial Analyses—Certain Additional Information”:

“Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including:

•

historical closing trading prices of the Shares during the 52-week period ended May 30, 2025 (the last trading day before the public announcement of the Transactions), which reflected low and high closing stock prices for Blueprint during such period of approximately $79.22 to $120.50 per Share; and

•

stock price targets for the Shares in 21 Wall Street research analysts’ reports publicly available as of May 30, 2025, which indicated low and high stock price targets for Blueprint of $83.00 to $167.00 per Share and a median price target of $130.00 per share.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By inserting the following sentences at the end of the second paragraph under the section entitled “Item 8. Additional Information — (d) Regulatory Approvals — Compliance with the HSR Act” on page 63:

“The waiting period under the HSR Act expired, effective July 9, 2025 at 11:59 p.m. Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer and the Merger under the HSR Act shall have expired or been terminated has been satisfied.”

2.

By deleting the last sentence of the paragraph under the section entitled “Item 8. Additional Information — (d) Regulatory Approvals — Other Regulatory Clearances — Austria” on page 64 and replacing it with the following:

“The expiry of the statutory (Phase I) waiting period occurred on July 8, 2025 (24:00 Central European Time).”

3.	By deleting the paragraph under the section entitled “Item 8. Additional Information — (d) Regulatory Approvals — Other Regulatory Clearances — Germany” on page 64 and replacing it with the following:

“Under part I chapter VII of the Act against Restraints of Competition (“ARC”), certain acquisitions, including the Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information has been furnished for review by the Federal Cartel Office (“FCO”) and either the FCO has declared clearance of the transaction or certain waiting periods have expired. The parties submitted a notification to the FCO on June 10, 2025. German merger control clearance was received on June 30, 2025.”

4.

By deleting the last two sentences of the paragraph under the section entitled “Item 8. Additional Information — (d) Regulatory Approvals — Other Regulatory Clearances — Italy” on page 65 and replacing it with the following:

“The parties submitted a notification on June 9, 2025. On June 25, 2025, the Presidency of the Council of Ministers in Italy confirmed that the Merger does not fall within the scope of Law Decree No. 21/2012.”

5.	By deleting the sentence under the section entitled “Item 8. Additional Information — (g) Legal Proceedings” on page 65 and replacing it with the following:

“On June 24, 2025, a purported individual stockholder of the Company filed a complaint in the Supreme Court of the State of New York, County of New York, captioned Williams v. Blueprint Medicines Corp., et al., No. 653805/2025 (“Williams”). On June 25, 2025, an additional case was filed by a purported individual stockholder of the Company in the Supreme Court of the State of New York, County of New York, captioned Phillips v. Blueprint Medicines Corp., et al., No. 653820/2025 (“Phillips”). The Williams and Phillips actions name as defendants the Company and each member of the Company Board. The Williams and Phillips actions (collectively, the “Merger Actions”) generally allege that the Schedule 14D-9 is materially incomplete and misleading by allegedly failing to disclose purportedly material information, and assert claims for negligent misrepresentation and concealment, and negligence under New York law against the Company and the Company Board. The Merger Actions seek, among other things, an injunction enjoining the consummation of the Transactions, rescission of the Transactions if consummated, costs of the action, including attorneys’ fees and experts’ fees and expenses, an award of damages, and any other relief the court may deem just and proper. In addition, between June 18, 2025 and July 10, 2025, twelve purported stockholders of the Company sent demand letters requesting that the Company supplement the disclosures contained in the Schedule 14D-9 (the “Demands”).

Additional demand letters or lawsuits may be received by or filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and this Schedule 14D-9. If additional similar demand letters are received or complaints are filed, absent new or different allegations that are material, Purchaser, Parent or the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2025	Blueprint Medicines Corporation

	By:	/s/ Kathryn Haviland
	Name:	Kathryn Haviland
	Title:	Chief Executive Officer